December 8, 2023

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Ameen Hamady
Kristina Marrone

Re:	Plymouth Industrial REIT, Inc.
Form 10-K for the Year Ended December 31, 2022
Filed February 23, 2023
File No. 001-38106

Ladies and Gentlemen:

On behalf of Plymouth Industrial REIT, Inc (the “Company” or “we,” “us” or “our”), this letter responds to your letter, dated November 29, 2023 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed February 23, 2023.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 10-K filed February 23, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Supplemental Earnings Measures, page 37

1. Please tell us and disclose in future filings the reasons why management believes that the presentation of Core FFO, a discrete non-GAAP measure in addition to FFO and AFFO, provides useful information to investors regarding the registrant’s financial condition and results of operations. Also disclose any additional purposes for which management uses Core FFO, to the extent material. Refer to Item 10(e)(i)(C-D) of regulation S-K.

Response:

The Company hereby confirms that it will revise its disclosure surrounding FFO and Core FFO as presented within the Non-GAAP Measures section, in all of its future filings, to provide additional information as to why the Company’s management believes that the presentation of Core FFO provides useful information to investors regarding the Company’s financial condition and results of operations as described below.

FFO and Core FFO

Funds from operations, or FFO, is a non-GAAP financial measure that is widely recognized as a measure of an REIT’s operating performance, thereby, providing investors the potential to compare our operating performance with that of other REITs. We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. In December 2018, NAREIT issued a white paper restating the definition of FFO. The purpose of the restatement was not to change the fundamental definition of FFO, but to clarify existing NAREIT guidance. The restated definition of FFO is as follows: Net Income (calculated in accordance with GAAP), excluding: (i) Depreciation and amortization related to real estate, (ii) Gains and losses from the sale of certain real estate assets, (iii) Gain and losses from change in control, and (iv) Impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. We define FFO, consistent with the NAREIT definition. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis. Other equity REITs may not calculate FFO as we do, and, accordingly, our FFO may not be comparable to such other REITs’ FFO. FFO should not be used as a measure of our liquidity and is not indicative of funds available for our cash needs, including our ability to pay dividends.

We calculate Core FFO by adjusting FFO for non-comparable items such as dividends paid (or declared) to holders of our preferred stock, acquisition and transaction related expenses for transactions not completed, and certain non-cash operating expenses such as impairment on real estate lease, appreciation/(depreciation) of warrants and loss on extinguishment of debt. We believe that Core FFO is a useful supplemental measure in addition to FFO by adjusting for items that are not considered by us to be part of the period-over-period operating performance of our property portfolio, thereby, providing a more meaningful and consistent comparison of our operating and financial performance during the periods presented below. As with FFO, our reported Core FFO may not be comparable to other REITs’ Core FFO, should not be used as a measure of our liquidity, and is not indicative of our funds available for our cash needs, including our ability to pay dividends.

The following table sets forth a reconciliation of our historical net loss to FFO and Core FFO for the periods presented:

(In thousands)	Year Ended December 31,
	2022	2021	2020
FFO:
Net loss	$(17,096)	$(15,267)	$(14,462)
Gain on sale of real estate	—	(1,775)	—
Depreciation and amortization	95,312	70,642	56,428
Depreciation and amortization from unconsolidated joint venture	268	1,539	64
FFO	$78,484	$55,139	$42,030
Preferred stock dividends	(4,866)	(6,608)	(6,444)
Acquisition expenses	201	—	—
Appreciation (depreciation) of warrants	(1,760)	5,121	103
Loss on extinguishment of debt	2,176	523	—
Impairment on real estate lease	—	—	311
Core FFO	$74,235	$54,175	$36,000

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If you have any questions regarding this matter, please do not hesitate to contact the undersigned at 617-340-3814.

Sincerely,

/s/ Anthony Saladino
Anthony Saladino
Executive Vice President,
Chief Financial Officer and Treasurer